UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
ExamWorks Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30066A
(CUSIP Number)
James K. Price 3280 Peachtree Road, NE. Suite 2625 Atlanta, GA 30305 (404) 952-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 17, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 30066A

1.	NAME OF REPORTING PERSON
James K. Price
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,778,665* (as of December 17, 2012)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,778,665* (as of December 17, 2012)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,778,665* (as of December 17, 2012)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%** (as of December 17, 2012)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 593,110 shares subject to options which were exercisable on or within 60 days after December 17, 2012.

** The ownership percentage for James K. Price (the “Reporting Person”) as of December 17, 2012 is based upon 34,332,902 shares outstanding.

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D dated August 9, 2011 (the “Schedule 13D”) relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of ExamWorks Group, Inc., a Delaware corporation (the “Issuer”), filed by and on behalf of James K. Price (the “Reporting Person”).  Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.  In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only information that has materially changed from the Schedule 13D.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

18,000 shares of Common Stock were purchased for approximately $207,180 on November 14, 2012 using the Reporting Person’s personal funds.  The Reporting Person acquired beneficial ownership of the shares through DB Ventures Pension Plan, a plan wholly-controlled by the Reporting Person.

ITEM 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph thereof:

On December 17, 2012, for estate planning purposes, James K. Price transferred by gift 350,000 shares of Common Stock to The Price 2012 Trust, an irrevocable trust whose trustee is William Kyle Price IV, the brother of the Reporting Person.  Except as indicated above, the information set forth in Item 4 of Schedule 13D remains unchanged.

ITEM 5.                      Interest in Securities of the Issuer.

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of December 17, 2012, the Reporting Person beneficially owns: (i) 1,185,555 shares of Common Stock, 1,167,555 of which are held directly and 18,000 of which are held indirectly through DB Ventures Pension Plan, and (ii) options to acquire 593,110 shares of Common Stock, which were exercisable on or within 60 days after December 17, 2012.

For purposes of this Schedule 13D, the ownership percentage for the Reporting Person as of December 17, 2012 is based upon 34,332,902 shares outstanding.  The Reporting Person beneficially owns 5.1% of the Common Stock.

Part (b) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(b) James K. Price:

(1) Sole Voting Power: 1,778,665 (as of December 17, 2012)

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 1,778,665 (as of December 17, 2012)

(4) Shared Dispositive Power: 0

Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(c) Transactions within past 60 days of December 17, 2012:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	11/14/2012	James K. Price, by DB Ventures Pension Plan	Purchase	18,000	$11.51
2.	12/17/2012	James K. Price	Gift	350,000	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 26, 2012

JAMES K. PRICE /s/ James K. Price James K. Price